Navistar International Corporation 2701 Navistar Dr. Lisle, IL 60532 USA P : 331-332-5000 W : www.navistar.com	Samara Strycker Senior Vice President and Corporate Controller

February 24, 2015

VIA EDGAR

Ms. Melissa Raminpour

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Mail Stop 3561

Washington, DC 20549

Re:	Navistar International Corporation

Form 10-K for the fiscal year ended October 31, 2014, filed December 16, 2014

File No. 001-09618

Dear Ms. Raminpour:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated January 27, 2015 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended October 31, 2014 of Navistar International Corporation (“Navistar,” the “Company,” or “we”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter, followed by our response.

Annual Report on Form 10-K for the fiscal year ended October 31, 2014

Note 1. Summary of Significant Accounting Policies

2014 Out-Of-Period Adjustments, page 78

1.

We note your disclosure indicating that included in the results of operations for the year ended October 31, 2014, are out-of-period adjustments, which represent corrections of prior-period errors. Although you state that the correction of prior-periods errors for the year ended October 31, 2014 was not material to the current period and any of the prior periods, you indicate that included in the corrections, were significant prior-period errors related to product warranties which resulted in a $36 million increase, primarily to the warranty liability and a corresponding increase primarily in costs of products sold. As these corrections include significant prior-period errors, please explain to us in detail the nature, facts and circumstances surrounding each of the amount(s) involved and the period(s) to which the adjustment(s) relate, before any significant amounts are netted or offsetting each other. Also, we note that your disclosure in Note 22 indicates that you recorded a $30 million correction of prior-period errors in the third quarter of 2014 and a $25 million correction of prior-period errors in the fourth quarter of 2014. Please reconcile these amounts to the $36 million total error correction disclosed in Note 1. Additionally, in light of your material weakness and errors in prior period accruals discovered during 2014, please tell us why you believe your warranty accrual at October 31, 2014, which has decreased significantly from fiscal 2013, is adequate.

Response:

Management considered numerous quantitative and qualitative factors in making its assessment of the materiality, individually and in the aggregate, of all out-of-period adjustments. Based on those considerations, management concluded that the adjustments were not material, individually or in the aggregate, to the Company’s financial statements for any period impacted. Management also concluded that due to the significance of the correction of out-of-period errors related to warranty, that disclosure in the Company’s filings was appropriate.

Explanation of Nature, Facts and Circumstances of Prior-Period Errors:

The following schedule provides details of the out-of-period adjustments that the Company recorded in 2014 that were related to periods prior to 2014. There were certain out-of-period adjustments that were recorded in 2014 that are not included in the schedule as they occurred and were corrected in 2014. These adjustments were not material to any of the impacted quarterly periods.

(In millions)
Warranty related adjustments:
Extended Warranty Contract Related:
Bus Deferred Revenue for Extended Warranty Contracts	$6.8
Extended Warranty Contracts Loss Reserve	3.2
Recognition of Revenue for Extended Warranty Contracts	(3.3)
Extended Warranty Contract Registration Timing	5.8
Supplier Recovery Related:
Supplier Recovery Receivable	2.4
Supplier Recovery Estimation	1.7
Supplier Recovery Claims Exclusion	(1.4)
Original Equipment Manufacturers (“OEM”) Engine Warranty	2.5
Engine Standard Missing Data	12.0
Months-In-Service Data Cut-off	6.9
Rounding	(0.6)

Total Warranty related adjustments	36

Lease Loss Contracts	6.0
Excess and Obsolete Inventory	10.0
Intercompany Profit Elimination	6.7
Pension Asset Foreign Exchange Rate	2.5
Product Liability Census Data	2.5
Other	1.3

Total	$65

The following provides details of the nature, facts and circumstances surrounding each of the out-of-period adjustments and the periods to which the above adjustments relate:

Extended Warranty Contracts: In addition to standard warranty coverage, we offer optional extended warranty coverage. These contracts can be purchased for periods ranging from one to ten years. Warranty revenues related to extended warranty contracts are deferred at the time of sale of the contract and amortized to income over the life of the contract using the straight-line method. Costs under extended warranty contracts are expensed as incurred. We recognize losses on extended warranty contracts when the expected costs under the contracts exceed related unearned revenue.

Bus Deferred Revenue for Extended Warranty Contracts – In the second quarter of 2014, the Company recorded an out-of-period adjustment of $6.9 million, of which $6.8 million related to periods prior to 2014, related to deferred revenue for extended warranty contracts associated with our buses. The adjustment increased deferred revenue and decreased sales of manufactured products. The error was the result of not deferring the correct amount of revenue at the inception of the sales due to incorrect pricing assumptions.

Extended Warranty Contracts Loss Reserve – In the second quarter of 2014, the Company recorded an out-of-period adjustment of $3.8 million, of which $3.2 million related to periods prior to 2014, related to losses on extended warranty contracts. The adjustment increased the reserve for loss on extended warranty contracts and costs of products sold. The error was the result of a report, used to determine revenue for a portfolio of extended warranty contracts, not being updated for various changes. Reported revenue is a key component in the loss reserve determination and the impact of the incorrect data resulted in an understatement of the loss reserve.

Recognition of Revenue for Extended Warranty Contracts – In the second quarter of 2014, the Company identified an out-of-period adjustment of $3.8 million of income, of which $3.3 million related to periods prior to 2014, related to deferred revenue for extended warranty contracts. For the subset of transactions impacted, the Company double counted the deferral of revenue due to two different accounting streams capturing the same deferral. As the difference was identified late in the financial statement preparation process and was not material to the second quarter or any prior periods, the correction was made in the third quarter of 2014. The adjustment decreased deferred revenue and increased sales of manufactured products.

Extended Warranty Contract Registration Timing – In the third quarter of 2014, the Company recorded an out-of-period adjustment of $3.4 million, related to the impact of registration timing on the determination of the loss reserve for extended warranty contracts. A portion of the underlying error self-corrected in the first and second quarters of 2014. The total impact of the out-of-period adjustment for the year was $5.8 million. The error was the result of delays between the timing of the sale of an extended warranty contract and the registration of the contract in the registration system. The measurement of losses on extended warranty contracts is based on the amount of deferred revenue in the registration system compared to the projected costs of those same contracts. As the population of contracts was understated, the Company underestimated the loss reserve for the number of contracts excluded from the analysis. The adjustment increased our reserve for loss on extended warranty contracts and costs of products sold.

Supplier Recovery: When collection is reasonably assured, we estimate and record the amount of warranty claim recoveries from our suppliers.

Supplier Recovery Receivable – In the third quarter of 2014, the Company recorded an out-of-period adjustment of $2.4 million, all of which related to periods prior to 2014, related to the overstatement of a supplier recovery. The adjustment decreased the supplier recovery receivable and increased costs of products sold. It was determined that a portion of a receivable for a supplier recovery should have been previously reversed. From the fourth quarter of 2012 through the fourth quarter of 2013, certain payments received from the supplier had not been properly applied against the receivable. In addition, in prior periods, reimbursements from the supplier for certain units were less than the amount previously estimated and included in the recovery estimate. As the reimbursements were received, the estimated recovery was not adjusted for the difference between the estimated reimbursement and actual amount received.

Supplier Recovery Estimation – In the fourth quarter of 2014, the Company recorded an out-of-period adjustment of $5.1 million, of which $1.7 million related to periods prior to 2014, related to the estimation of a supplier recovery for warranty claims. The adjustment decreased the supplier recovery receivable and increased costs of products sold. We estimate expected recovery based on the most recent twelve months of recovery experience with our suppliers with respect to truck standard warranty claims. It was identified in the fourth quarter that the estimation calculation incorrectly included all warranty claims when it should have included only warranty claims associated with the standard warranty.

Supplier Recovery Claims Exclusion – In the fourth quarter of 2014, the Company recorded an out-of-period adjustment of $4.0 million, of which $1.4 million related to periods prior to 2014, related to claims payments incorrectly omitted from the gross warranty schedules. The adjustment increased the warranty reserve and costs of products sold. Claims specific to an authorized field campaign were incorrectly omitted from the gross warranty liability schedules. These claims should have been included on the gross liability schedule, as the underlying payments are coded to the warranty liability account.

OEM Engine Warranty – In the second quarter of 2014, the Company recorded an out-of-period adjustment of $2.2 million, related to the engine warranty accrual for engines sold to OEMs. A portion of the underlying error self-corrected in the first quarter of 2014. The total impact of the out-of-period adjustment for the year was $2.5 million. The adjustment increased the warranty reserve and costs of products sold. The Company generally reviews the underlying assumptions for the OEM engine warranty accrual on a periodic basis and had used the experience of comparable engines in our trucks as the basis for adjusting the OEM engine warranty accrual. In the second quarter of 2014, it was determined that the assumptions had not been timely updated and that the underlying assumptions should have been adjusted in a prior period.

Engine Standard Missing Data – In the third quarter of 2014, the Company recorded an out-of-period adjustment of $24.0 million, of which $12.0 million related to periods prior to 2014, related to the estimation of the engine standard warranty accrual. The adjustment increased the warranty reserve and costs of products sold. The error was the result of claims and unit records that were inadvertently omitted from a query output that is utilized in the estimation of the engine standard warranty accrual.

Months-In-Service Data Cut-off – In the fourth quarter of 2014, the Company recorded an out-of-period adjustment of $19.5 million, of which $6.9 million related to periods prior to 2014, related to the estimation of the engine warranty accrual due to a data cut-off issue. The adjustment increased the warranty reserve, reserve for loss on extended warranty contracts and costs of products sold. It was determined that warranty data beyond 60 months-in-service were mistakenly not included in the underlying data utilized in the determination of the standard and extended engine warranty accrual.

Lease Loss Contracts – In the first quarter of 2014, the Company recorded an out-of-period adjustment of $4.6 million for losses on lease contracts. The adjustment decreased property and equipment and increased costs of products sold. It was determined that a loss should have been recorded at the inception of certain lease arrangements due to negative margins for certain vehicles. In the second quarter of 2014, the estimation of the impact of the error was further refined and a credit of $1.2 million was recognized. In addition, it was determined that the first quarter was impacted by an incremental out-of-period adjustment of $2.6 million. The total impact of the out-of-period adjustment for the year was $6.0 million.

Excess and Obsolete Inventory – In the first quarter of 2014, the Company recorded an out-of-period adjustment of $10.0 million for excess and obsolete spare parts used in the maintenance, repair, and operation (“MRO inventory”) of manufacturing equipment. The adjustment decreased inventories and increased costs of products sold. It was determined that a reserve should have been recognized for certain MRO inventory no later than the first quarter of 2013 at which time a decision was made to discontinue support of a product offering which rendered the MRO inventory for the impacted equipment excess and obsolete.

Intercompany Profit Elimination – In the fourth quarter of 2014, the Company recorded an out-of-period adjustment of $7.6 million, of which $6.7 million related to periods prior to 2014, related to the elimination of intercompany profit. The adjustment decreased property and equipment and increased costs of products sold and selling, general, and administrative expenses. It was identified that the Company was not properly eliminating intercompany profit included in the cost of certain operating leases that were financed through our Financial Services segment.

Pension Asset Foreign Exchange Rate – In the first quarter of 2014, the Company recorded an out-of-period adjustment of $2.5 million related to use of the incorrect foreign exchange rate in the accounting for our Canadian pension plans. The error occurred and was identified in the fourth quarter of 2013; however, as the difference was identified late in the financial statement preparation process and was not material to the fourth quarter of 2013 or any prior periods, the correction was made in the first quarter of 2014. The adjustment increased other expense.

Product Liability Census Data – In the fourth quarter of 2014, the Company recorded an out-of-period adjustment of $2.5 million related to the estimation of the product liability reserve for periods prior to 2014. The adjustment increased the product liability accrual and costs of products sold. During procedures to validate the completeness and accuracy of the data used in the estimation process, it was determined that the census data that is utilized in the determination of the product liability reserve was missing certain claims and included other claims that should not have been included in the data.

Other – In addition to the entries described above, the Company recorded four out-of-period adjustments with a net out-of-period impact to our 2014 results of a $1.4 million decrease to income. The errors ranged from increase to income of $0.8 million to a decrease of $1.7 million. The errors were not material to any of the periods impacted.

Reconciliation of Disclosure of Prior-Period Errors:

As disclosed in Note 22. Selected Quarterly Financial Data (Unaudited) of the Company’s Annual Report on Form 10-K for the year ended October 31, 2014, in the third quarter of 2014 we recorded a $30 million correction of prior-period errors, primarily related to pre-existing warranties. In addition, we disclosed that in the fourth quarter of 2014 we recorded a benefit for adjustments to pre-existing warranties for changes in estimates which was partially offset by a $25 million correction of prior-period errors. In Note 1. Summary of Significant Accounting Policies, 2014 Out-Of-Period Adjustments, we disclosed that included in the results of operations for the year ended October 31, 2014, are out-of-period adjustments, which represent corrections of prior-period errors. The correction of prior-period errors for the year ended October 31, 2014 was not material to the current period and any of the prior periods. Included in the corrections were significant prior-period errors related to product warranties which resulted in a $36 million increase in liabilities, primarily to the warranty liability, and a corresponding increase, primarily in Costs of products sold.

The third and fourth quarter corrections of prior-period errors of $30 million and $25 million, respectively, were partially offset by $19 million of other impacts from the correction of warranty related prior-period errors. The $19 million primarily consisted of the impact on the first and second quarter results of errors identified in the third and fourth quarters.

The following table reconciles the $30 million correction of prior-period errors in the third quarter of 2014 and the $25 million correction of prior-period errors in the fourth quarter of 2014, to the $36 million related to product warranties for 2014.

(In millions)
Correction of prior-period errors in the third quarter of 2014	$30
Correction of prior-period errors in the fourth quarter of 2014	25
Other impacts from the correction of warranty related prior-period errors	(19)

Total	$36

Correction of prior-period errors in the third quarter of 2014: The following table presents the components of the adjustments for the correction of prior-period errors recorded in the third quarter of 2014 which primarily related to pre-existing warranty.

(In millions)
Engine Standard Missing Data	$24.0
Extended Warranty Contract Registration Timing	3.4
Deferred Revenue - Policy Change	2.7
Rounding	(0.1)

Total	$30

Of the $24.0 million prior-period errors related to Engine Standard Missing Data, $22.7 million related to pre-existing warranty. The Extended Warranty Contract Registration Timing error was related to sales in 2014. The Deferred Revenue - Policy Change adjustment of $2.7 million was recorded in the third quarter of 2014 as an out-of-period adjustment related to the second quarter of 2014. The error was the result of not correctly adjusting the amortization of deferred revenue for a policy change made in the second quarter of 2014. As a result, there was an error in the estimation of the loss reserve on extended warranty contracts.

Correction of prior-period errors in the fourth quarter of 2014: The following table presents the components of the adjustments for the correction of prior-period errors recorded in the fourth quarter of 2014 which partially offset adjustments to pre-existing warranties for changes in estimates in the quarter.

(In millions)
Supplier Recovery Claims Exclusion	$5.1
Months-In-Service Data Cut-off	17.6
EPA 2007 Emission Standard – Extended Warranty Contracts	2.5
Rounding	(0.2)

Total	$25

The EPA 2007 Emission Standard – Extended Warranty Contracts error is related to the loss reserve for extended warranty contracts for EPA 2007 emission standard engines. The error was the result of the improper exclusion of claims and units for engine replacements from the warranty data due to a system interface issue. The error originated in the fourth quarter of 2012, and while a significant portion of the error self-corrected over time, there were classification differences between current period warranty expense and adjustments to pre-existing warranty. The net impact of correcting the error was a credit to income of $0.1 million during 2014 with an additional unrecorded credit of $1.2 million as of October 31, 2014. As the remaining difference was identified late in the financial statement preparation process and was not material to the second quarter or any prior periods, the correction was made in the first quarter of 2015.

Consideration of Adequacy of Warranty Accrual as of October 31, 2014:

The decrease in the warranty accrual in 2014 compared to 2013 is consistent with our expectations as we have made significant progress in improving underlying warranty issues that we experienced in the recent past. Based on the extensive efforts we have made towards the remediation of the material weakness and the additional substantive procedures performed to compensate for the material weakness, as described above, we believe that the warranty accrual is appropriately stated and adequate as of October 31, 2014. See response below to question 3. for further discussion of the warranty estimation process and the facts and circumstances in the third and fourth quarters of 2014 which contributed to the benefits recognized for adjustments to pre-existing warranties.

As disclosed in the Company’s Annual Report on Form 10-K for the year ended October 31, 2014, Item 9A. Controls and Procedures, management concluded that our disclosure controls and procedures were not effective as of October 31, 2014 based on a material weakness related to not having sufficient controls designed to validate the completeness and accuracy of underlying data used in the determination of significant estimates and accounting transactions. Specifically, controls were not designed to identify errors in the underlying data which was used to calculate warranty cost estimates and other significant accounting estimates and the accounting effects of significant transactions. This material weakness resulted in the recording of adjustments to the warranty reserve and related expense accounts and there is a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

During 2014, we invested significant time and effort to address this material weakness related to the completeness and accuracy of underlying data used in the determination of significant estimates and the accounting effects of significant transactions. Specifically, the following actions were taken:

•	Critical management review controls were enhanced to increase the precision of management’s reviews and these reviews were expanded to validate the completeness and accuracy of the reports and data used in the operation of the controls.

•	Controls were designed and implemented to validate the completeness and accuracy of the inputs and outputs for significant accounting estimates and transactions.

•	Stronger system interface controls were implemented to verify the complete and accurate flow of data between systems used for the significant accounting estimates and transactions.

•	We increased our investment in human capital and information technology to improve the controls over completeness and accuracy.

•	Management performed a number of substantive procedures, including, but not limited to:

•	Comprehensive evaluation of the various systems, interfaces, and processes that impact warranty estimates

•	Tie outs of both underlying transactional data and aggregation of data and key reports

The need for most of the above described out-of-period adjustments for warranty came to light as the direct result of the robust efforts we have made towards the remediation of the material weakness. While significant progress has been made to address completeness and accuracy of data used in warranty estimates, management did conclude that a material weakness still existed as of October 31, 2014.

In light of the material weakness in internal control over financial reporting, prior to filing our Annual Report on Form 10-K for our fiscal year ended October 31, 2014, we completed substantive procedures, including validating, and in certain cases correcting, the completeness and accuracy of the underlying data used for warranty cost estimates and other significant accounting estimates and transactions. The substantive procedures allowed us to conclude that, notwithstanding the material weakness in our internal control over financial reporting, the consolidated financial statements in the Annual Report on Form 10-K fairly presented, in all material respects, our financial position, results of operations, and cash flows for the periods presented in conformity with U.S. GAAP.

Note 15. Commitments and Contingencies

Legal Proceedings

Profit Sharing Disputes, page 131

2.	In light of the materiality of the damages sought in the Profit Sharing Disputes, in addition to the injunctive relief and reimbursement of attorneys’ fees and costs, please provide us with an update on this dispute, and tell us whether you expect there to be any material impact to your financial statements.

Response:

As disclosed in Note 15. Commitments and Contingencies, Legal Proceedings, Profit Sharing Disputes in the Company’s Annual Report on Form 10-K for the year ended October 31, 2014, oral arguments before the Court of Appeals for the 6th Circuit were set for January 14, 2015. The hearing was held on January 14, 2015, and as of the date of this letter, we are awaiting a decision from the appellate court.

In addition, we disclosed that various local bargaining units of the United Automobile, Aerospace, and Agricultural Implement Workers of America (“UAW”) have filed separate grievances pursuant to the profit sharing plans under various collective bargaining agreements in effect between the Company and the UAW that may have similar legal and factual issues as the Profit Sharing Complaint. As of the date of our response, there have not been any hearings scheduled for any of these grievances.

We will include in our Form 10-Q for the fiscal quarter ended January 31, 2015 the following disclosure:

Based on our assessment of the facts underlying the claims in the above actions, we are unable to provide meaningful quantification of how the final resolution of these claims may impact our future consolidated financial condition, results of operations, or cash flows.

Note 22. Selected Quarterly Financial Data, page 159

3.	We note that during the third and fourth quarters of 2014, you recognized a benefit for adjustments to pre-existing warranties of $59 million and $35 million, respectively. In light of your history of recording significant expense adjustments to pre-existing warranties, please explain to us why you believe these benefits for adjustments to pre-existing warranties are appropriately recorded in each of these periods. As part of your response, please explain to us how these amounts were determined or calculated.

Response:

The decrease in adjustments to pre-existing warranties in 2014 compared to 2013 is consistent with our expectations as we have made significant progress in improving underlying warranty issues that we experienced in the recent past. While we continue to experience a level of variability in our ultimate warranty projections, the favorable trends we have recently experienced are consistent with expectations based on past experience of improvements in model years following a launch year along with aggressive actions the Company has taken to address quality issues. These aggressive initiatives include actions to reduce the frequency of failures, such as significant engineering product redesign on newer model years and improved manufacturing quality, as well as actions to reduce the cost per repair when failures do occur, such as improved diagnostics to reduce both the parts and labor expenses. As our warranty estimation process and resulting adjustments to pre-existing warranties are based on all currently available information and are the result in contemporaneous changes in facts and circumstances we believe that, net of out-of-period adjustments, the adjustments to pre-existing warranties are appropriately recorded in the correct quarters.

Warranty Background

Our warranty estimates are established using historical information about the nature, frequency, timing, and average cost of warranty claims. Warranty claims are influenced by numerous factors, including new product introductions, technological developments, the competitive environment, the design and manufacturing process, and the complexity and related costs of component parts. We estimate our warranty accrual for our engines and trucks based on engine types and model years. Our warranty accruals take into account the projected ultimate cost-per-unit (“CPU”) utilizing historical claims information. The CPU represents the total cash projected to be spent for warranty claims for a particular model year during the warranty period, divided by the number of units sold. The projection of the ultimate CPU is affected by component failure rates, repair costs, and the timing of failures in the product life cycle. Warranty claims inherently have a high amount of variability in both timing and magnitude and are influenced by external factors, which can include product application, environmental factors, and availability and costs of replacement parts. Our warranty estimation process takes into consideration numerous variables that contribute to the precision of the estimate and reduce the sensitivity of the model to any one variable, but the variables also add to the complexity of the model. We perform periodic reviews of warranty spend data to allow for timely consideration of the effects of the variables on our warranty accruals.

Recent emissions standards have resulted in rapid product development cycles that have included significant changes from previous engine models. New on-highway emissions standards commenced in the U.S. on January 1, 2007, which reduced allowable particulate matter and allowable nitrogen oxide (“NOx”) and reached the last phase-in period (“EPA 2010 emission standards”) effective with engine model year 2010 (“EPA 2010 emission engines”). Component complexity and increased costs of engine parts associated with meeting emissions standards have contributed to higher repair costs which have exceeded those that we have historically experienced. Initial warranty estimates for new model year products are based on the previous model year’s product warranty experience until the new product progresses sufficiently through its life cycle and the related claims data becomes mature. Historically, warranty claims experience for launch-year products has been higher compared to the prior model year engines; however, over time we have been able to refine both the design and manufacturing process to reduce both the volume and the magnitude of warranty claims. New product launches require a greater use of judgment in developing estimates until historical experience becomes available. For initial warranty estimates related to new launch year-products, we consider historic experience from previous launches and may include a factor in our estimation process to account for the anticipated benefits of improvements in the design and manufacturing processes.

We record adjustments to pre-existing warranties for changes in our estimate of warranty costs for products sold in prior fiscal years. Such adjustments typically occur when claims experience deviates from historic and expected trends.

When we identify cost effective opportunities to correct issues in products sold or corrective actions for safety issues, we initiate product recalls or field campaigns. As a result of the uncertainty surrounding the nature and frequency of product recalls and field campaigns, the liability for such actions are generally recorded when we commit to a product recall or field campaign. We recognize charges for field campaigns that relate to engines sold in prior periods as adjustments to pre-existing warranties.

Adjustments to Pre-existing Warranties

During 2014, we recognized $55 million of charges for adjustments to pre-existing warranties compared to $404 million of charges in both 2013 and 2012. Throughout fiscal 2013 and 2012, engine warranty claims experience was worse than historic experience and expectations. This led to significant charges for adjustments for changes in standard warranty estimates for our engines, loss reserves on extended warranty contracts, and charges for increased field campaigns. In 2014, we experienced a significant decrease in charges for adjustments in standard warranty estimates including recognizing benefits in the third and fourth quarters totaling a benefit of $39, net of the impact of out-of-period adjustments. In addition, as a result of favorable warranty experience, we recognized favorable adjustments to our loss reserve for warranty contracts and experienced a significant decrease in charges for field campaigns.

The following table shows the components of the adjustments to pre-existing warranties for the third and fourth quarters of 2014:

Components of the 2014 third and fourth quarter adjustments to pre-existing warranties

	Three Months Ended
(In millions)	July 31, 2014	October 31, 2014
Adjustments for changes in standard warranty estimates:
Engine	$(19)	$(7)
Truck	—	(1)
Loss on extended warranty contracts	(26)	(23)
Adjustments for changes in estimates of “out-of-policy” claims	(6)	(6)
Field campaigns	(1)	2

	(52)*	(35)
Out-of-period adjustments	23	25

Total	$(29)	$(10)

*	During the composition of our reply, we noted that we incorrectly quantified and disclosed the third quarter’s gross adjustment for pre-existing warranties as $59 million when it was actually $52 million. We have concluded that the error was not material to our disclosures and it did not impact our financial statements.

The following provides further details of the nature and timing of events and changes in facts or circumstances that resulted in the significant components of the 2014 third and fourth quarter adjustments to pre-existing warranties.

Adjustments for changes in standard warranty estimates: The impact of adjustments for changes in estimates represents the impact of the most recently available warranty claims experience on our warranty estimation models and the resulting impact on projected CPUs compared to remaining warranty periods. As part of our quarterly analysis, the CPUs of all engine standard warranty and truck standard warranty (non-engine products) coverage were estimated with the inclusion of data obtained during the relevant quarter. We noted that the adjustments for changes in estimates were based on new information available to management in a respective quarter.

As indicated above, historically, warranty claims experience for launch-year products has been higher compared to the prior model year engines; however, over time we have been able to refine both the design and manufacturing process to reduce both the volume and the magnitude of warranty claims. New product launches require a greater use of judgment in developing estimates until historical experience becomes available. During 2014, we realized the effects of refinements in the design and manufacturing that were implemented for products produced after the initial launch of the EPA 2010 emission standard engines.

Engine standard warranty - third quarter of 2014: The $19 million benefit recognized for adjustments to pre-existing warranty in the third quarter of 2014 was primarily related to favorable warranty experience in both our EPA 2010 emission Big-Bore engines and our EPA 2010 emission medium engines.

In the quarter, we noted that the most recent spend data was trending favorably across all model years. This is consistent with spend-control actions that the Company implemented over the previous several quarters. Overall, warranty spend per unit on newer model years is trending favorably compared to the earlier years. This is primarily driven by significant design and engineering changes implemented to address high rates of failure on earlier model year EPA 2010 emissions engines.

Finally, in the third quarter we recognized an improvement factor in our warranty estimation as the result of the continuation of favorable trends for model year 2013 and 2014 engines, compared to prior model year engines. The factor was primarily attributed to actual early months-in-service claims experience as well as lower instances of engine failures due to product improvements introduced in 2012, and is an output of the actuarial estimation of the warranty reserve analysis. In prior years, the model year 2011 Big Bore engines were the primary driver of charges to pre-existing warranty. In contrast to our 2011 Big Bore engines in which the CPU is almost double the initial CPU, we continue to experience improvements in the model year 2013 CPU both to original estimates and to actual warranty spend on earlier models.

The portion of benefit associated with EPA 2010 emission medium duty engines was primarily due to updates in our actuarial development factor which are updated twice a year (first and third quarters). The impact is reflective of recent spend experience showing overall improvement in cost per repairs and lower frequency of failures, including engine replacements, on later model years compared to earlier years.

Engine standard warranty - fourth quarter of 2014: The $7 million of benefit recognized for adjustments to pre-existing warranty in the fourth quarter of 2013 was due to benefits related to our EPA 2010 emission Big-Bore engines, partially offset by charges related to our EPA 2010 emission medium engines. The favorable trend of improvements in the CPU for model year 2013 Big-Bore engines continued in the fourth quarter. The Big-Bore improvements were partially offset by the impact of higher instances of engine replacements and specific component failures in EPA 2010 emission medium engine portfolio.

Loss on extended warranty contracts: In addition to standard warranty coverage for Big-Bore Engines of two years, we offer optional extended warranty contracts. These contracts can be purchased for periods ranging from one to ten years. Warranty revenues related to extended warranty contracts are amortized to income over the life of the contract using the straight-line method. Costs under extended warranty contracts are expensed as incurred. We recognize losses on extended warranty contracts when the expected costs under the contracts exceed related unearned revenue.

Loss on extended warranty contracts - third quarter of 2014: In the third quarter of 2014, we recognized a $26 million benefit for adjustments to pre-existing warranties related to our loss reserve for extended warranty contracts. In the quarter, extended warranty claims experienced for a certain range of months-in-service on model years 2011 and 2012 were lower than previously projected. While the warranty was anticipated to increase over that portion of the warranty lifecycle, emerging claims data demonstrated the spend-per-unit was fairly flat. This data was consistent with the cost per repair improvements seen in engine standard warranty data. Also contributing to the benefit was the impact of the removal from the loss reserve calculation of extended warranty contracts for used trucks that expired in the third quarter along with the impact of updated actuarial development factors.

These benefits were partially offset by the impact of updating the assumption for the drop out of units from warranty coverage due to mileage. Extended warranty contracts expire at the earlier of the maximum time duration or the engine reaching the contract mileage limit. We periodically review and update the assumptions and noted that vehicle mileage rates were decreasing later in the product life which resulted in a decrease in the rate of products falling out of the warranty coverage. In addition, we refined our estimate of trends for parts severity (average cost per claim), frequency (claims per unit), and labor expense. The precision of the warranty estimation was further refined to incorporate a selected trend, rather than a range of selected trends. Further, as a result of the removal of a labor rate freeze in the quarter, which had been implemented through a warranty policy action earlier in the year, we projected higher labor costs for warranty repairs.

Loss on extended warranty contracts - fourth quarter of 2014: In the fourth quarter of 2014, we recognized a $23 million benefit for adjustments to pre-existing warranties related to our loss reserve for extended warranty contracts. During the quarter we continued to experience favorable claims data for Model Year 2011 and 2012 engines. Also contributing to the benefit were expected improvement trends identified for the standard warranty impacting Model Year 2013 engines and the related impact on the projected costs for extended warranty contracts. Removing expired extended warranty contracts from the loss reserve calculation for additional fourth quarter used truck units also contributed to the benefit recognized in the fourth quarter of 2014.

The impacts of these benefits were partially offset by the impact of an update to the mileage drop off assumption and the impact of changes in the improvement assumption for Model Year 2012 engines. During the quarter claims experience reached maturity and as a result we began utilizing actual improvements as opposed to the previous improvement factor which was based on Model Year 2011 engine warranty experience.

Adjustments for changes in estimates of “out-of-policy” claims: We accrue warranty related costs for certain claims outside the contractual obligation period that we choose to pay as accommodations to our customers. The $6 million benefit recognized for adjustments for changes in estimates to pre-existing warranties in the third and fourth quarters of 2014 were the result of recent decreases in related spend. Early in 2014 we implemented spend control actions and enhanced governance over approval and acceptance of out-of-policy claims. As a result of these efforts, warranty spend for out-of-policy claims began to reflect significant decreases starting in the second quarter with continued improvement in the third and fourth quarters. For 2014 we experienced a decrease of 26% compared to 2013. Furthermore, the quarterly spend for the third and fourth quarters of 2014 reflected a 48% decrease compared to the average quarterly spend for 2013.

Field campaigns: In 2013 and 2012, due to the warranty issues and aggressive actions the Company took to address these issues, we experienced a significant increase in the costs associated with field campaigns. In 2014, we had significantly fewer field campaigns which is reflective of past efforts along with improved quality.

Out-of-period adjustments: Partially offsetting the impact of the above components of the adjustments to pre-existing warranty were the impacts of out-of-period adjustments. See our response above to question 1. for further information about the out-of-period adjustments.

In responding to the Comment Letter, Navistar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (331) 332-3060 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Samara A Strycker
Samara A. Strycker
Senior Vice President and Corporate Controller
(Principal Accounting Officer)